Via EDGAR Correspondence
May 11, 2012
Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:    Coca-Cola Enterprises, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed February 10, 2012
Form 10-Q for the Interim Period Ended March 30, 2012
Filed April 27, 2012
Form 8-K filed April 26, 2012
File No. 001-34874

Dear Ms. Jenkins:

This letter sets forth the responses of Coca-Cola Enterprises, Inc. (“CCE,” “we,” “our,” or “us”) to the Staff's comment letter dated May 2, 2012, regarding the above filings. To facilitate your review, we have reproduced in italics the paragraphs of your letter and each is followed by our response.

Form 10-K for the Year Ended December 31, 2011
Consolidated Financial Statements
Note 10. Taxes, page 81

1.
You disclose on page 82 that cumulative non-U.S. earnings are considered to be permanently reinvested and that $450 million of non-U.S. earnings were repatriated to the U.S in 2011 and that you expect to do the same in 2012. Please reconcile this apparent discrepancy to help us understand your practices and accounting. Please also tell us, with a view towards revised disclosure in Management's Discussion and Analysis, whether you intend to repatriate any portion of the $274 million in cash and cash equivalents held by foreign subsidiaries at December 31, 2011.

Response - Following our transaction with The Coca-Cola Company in October 2010, we no longer have U.S.-based operations or earnings. We disclosed in our Registration Statement on Form S-4 (File No. 333-167067) and subsequent Form 10-Qs and Form 10-Ks for the years ended December 31, 2010 and 2011, that we expect to repatriate a portion of each year's current foreign earnings to satisfy our annual U.S-based cash flow needs, which include the payment of dividends, share repurchases, servicing of U.S.-issued debt, and other corporate-related expenses in the U.S. We also disclosed that if we do not generate sufficient foreign earnings in a given year to satisfy our U.S.-based cash flow needs in that specific year, we expect to have adequate access to capital in the U.S. to allow us to satisfy our U.S.-based cash flow needs in that year. Therefore, we expect our historical foreign earnings ($1.3 billion cumulative as of December 31, 2011) and any future foreign earnings that are not repatriated in a given year to be permanently reinvested and to be used to service our foreign entity operations, debt, and future acquisitions.

In accordance with ASC 740, Income Taxes, if circumstances change and it becomes apparent that some or all of our historical foreign earnings will be repatriated to the U.S. in the foreseeable future, we would accrue an expense in the current period for U.S. income taxes attributable to that future remittance. This on-going assessment is considered one of our Critical Accounting Policies and is disclosed as such in our Management's Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K for the year ended December 31, 2011.

At December 31, 2011, $274 million of our cash and cash equivalents were held by consolidated entities located outside of the U.S. As a point of clarification, this disclosure is not meant to be an indication of the amount of foreign earnings that may or may not be repatriated to the U.S. in the future, since the cash balances of our consolidated entities located outside of the U.S. fluctuate period-to-period depending on local cash flow needs, debt service requirements, and the generation of cash. We disclosed in our Form 10-Q for the period ended March 31, 2012, that we expect to repatriate to the U.S. a portion of our 2012 foreign earnings subject to, and dependent on, our actual 2012 foreign earnings and our actual 2012 U.S.-based cash flow needs. We expect this repatriation to occur in the fourth quarter of 2012.

We respectfully acknowledge the Staff's comment that the disclosure of a specific amount of cash held by consolidated entities located outside of the U.S. could cause an investor to believe the amount stated is specifically related to the repatriation of foreign earnings. As such, in future filings, we will clarify our disclosure to state the following, “Our disclosure of the amount of cash and cash equivalents held by consolidated entities located outside of the U.S. is not meant to imply the amount will be repatriated to the U.S. at a future date. Any future repatriation of foreign earnings to the U.S. will be based on actual U.S.-based cash flow needs and actual foreign entity cash available at the time of the repatriation."

Form 10-Q for the Interim Period Ended March 30, 2012
Management's Discussion and Analysis, page 19
Financial Position - Assets, page 27

2.
We note the increase in trade accounts receivable at March 30, 2012 and that the balance is approximately 85% of net operating revenue for the period. You disclose that the reason for the increase in receivables is attributable in part to an increase in day's sales outstanding due to an increase in sales in the latter part of the quarter. Please identify which quarter you are referring to and explain this statement. If you are referring to increased sales in 2011, tell us (and revise to explain) why those receivables have yet to be collected at March 30, 2012.

Response - As discussed in the volume section of Management's Discussion and Analysis of Financial Condition and Results of Operations, we had strong sales volume in the latter part of the first quarter of 2012, aided by warmer than usual weather in March 2012, and the shift of sales related to the Easter holiday into the first quarter of 2012.  The increased sales at the end of the first quarter of 2012 led to a corresponding increase in our trade accounts receivable balance as of March 30, 2012.

We respectfully acknowledge the Staff's comment and in future filings we will ensure that the period we are referencing is clearly noted.

Form 8-K filed April 26, 2012

3.
We note that you provided a full income statement reconciling GAAP and non-GAAP financial measures. This gives the impression that the presentation represents a comprehensive basis of accounting other than GAAP. Please revise to delete this presentation or explain how your presentation complies with Question 102.10 of the Division of Corporation Finance's Compliance and Disclosure Interpretations on non-GAAP Financial Measures which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response - While we believe our previous presentation complied with applicable regulations, we respectfully acknowledge the Staff's view that presenting a full income statement reconciling GAAP and non-GAAP financial measures may give investors the impression that the presentation represents a comprehensive basis of accounting other than GAAP. In future earnings releases, we will no longer present our GAAP to non-GAAP reconciliation in the form of a full income statement as presented in the referenced Form 8-K.

In preparing our responses to your comments we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in these filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions, please do not hesitate to call me at 678-260-3000.

Sincerely,
/s/ Suzanne D. Patterson
Suzanne D. Patterson
Vice President, Controller, and Chief Accounting Officer
Coca-Cola Enterprises, Inc.